UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          Navios Maritime Holdings Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    029107823
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                                 (CUSIP Number)


                           Golden Ocean Group Limited
                               Par-La-Ville Place
                              14 Par-La-Ville Road
                                 Hamilton HM 08
                                     Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 26, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 029107823                 SCHEDULE 13D

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 1. NAME OF REPORTING PERSON                          Golden Ocean Group Limited

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [x]
                                                                         (b) [ ]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS*                                                          WC

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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

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 6. CITIZENSHIP OR PLACE OF ORGANIZATION                                 Bermuda

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                    7.  SOLE VOTING POWER                                    -0-

    NUMBER OF       ------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER                            5,275,145
    BENEFICIALLY
    OWNED BY EACH  -------------------------------------------------------------
    PERSON WITH     9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       5,275,145

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       5,275,145

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      5.2%

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14. TYPE OF REPORTING PERSON                                                  CO

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

CUSIP NO. 029107823                 SCHEDULE 13D

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 1. NAME OF REPORTING PERSON                               Hemen Holding Limited

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*                                                          AF

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                                  Cyprus

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                    -0-

    NUMBER OF      -------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER                            5,275,145
    BENEFICIALLY
    OWNED BY EACH  -------------------------------------------------------------
    PERSON WITH     9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       5,275,145

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       5,275,145

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      5.2%

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14. TYPE OF REPORTING PERSON                                                  CO

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

CUSIP NO. 029107823                 SCHEDULE 13D

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 1. NAME OF REPORTING PERSON                                     John Fredriksen

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*                                                          OO

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

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                    7.  SOLE VOTING POWER -0-

    NUMBER OF      -------------------------------------------------------------
    SHARES          8.  SHARED VOTING POWER                            5,275,145
    BENEFICIALLY
    OWNED BY EACH  -------------------------------------------------------------
    PERSON WITH     9.  SOLE DISPOSITIVE POWER                               -0-

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                       5,275,145

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       5,275,145

--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     5.2%

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14. TYPE OF REPORTING PERSON                                                  IN

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

CUSIP NO. 029107823                 SCHEDULE 13D

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Item 1.  Security and Issuer

     This Schedule 13D relates to shares of common stock (the "Common Stock") of the Issuer. The principal executive office and mailing address of the Issuer is 85 Akti Miaouli Street, Piraeus, Greece 185 38.

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Item 2.  Identity and Background

     This Schedule 13D is being filed on behalf of:

     (i)   Golden Ocean Group Limited, a Bermuda corporation ("Golden Ocean");

     (ii)  Hemen Holding Limited, a Cyprus holding company ("Hemen"); and

     (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen").

     Golden Ocean, Hemen and Mr. Fredriksen are collectively referred to as the "Reporting Persons."

     Hemen is the principal shareholder of Golden Ocean. Mr. Fredriksen indirectly controls Hemen and is the Chairman, Chief Executive Officer, President and a Director of Golden Ocean.

     (a, b, c) (i) The address of Golden Ocean's principal place of business is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda. The principal business of Golden Ocean is the international seaborne transportation of dry bulk cargoes. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Golden Ocean is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Golden Ocean. If no business address is given, the director's or executive officer's address is Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen             Chairman, Chief Executive         Mr. Fredriksen is a citizen of Cyprus.  Mr.
                            Officer and President             Fredriksen's present principal occupation is
                                                              the Chairman, Chief Executive Officer and
                                                              President of Frontline Ltd., a Bermuda company,
                                                              and his principal business address is c/o
                                                              Frontline Ltd., 4th, 14 Par-la-Ville Road,
                                                              Hamilton HM 08, Bermuda.

Tor Olav Troim              Vice President and Director       Mr. Troim is a citizen of Norway. Mr. Troim's
                                                              principal business address is c/o Ship Finance,
                                                              14 Par-la-Ville Road, Hamilton HM 08, Bermuda.
                                                              Mr. Troim also serves as a Director of Ship Finance
                                                              International Limited, an international
                                                              shipping company.

Kate Blankenship            Director                          Ms. Blankenship is a citizen of the United
                                                              Kingdom.  Ms. Blankenship's principal business
                                                              address is c/o Frontline Ltd., 4th Floor,
                                                              Par-la-Ville Place, 14 Par-la-Ville Road,
                                                              Hamilton HM 08, Bermuda. Ms. Blankenship also
                                                              serves as a Director of Frontline Ltd., Golar
                                                              LNG Ltd., Ship Finance International Limited
                                                              and Knightsbridge Tankers Limited.

Hans Christian Borresen     Director                          Mr. Borresen is a citizen of Norway.  Mr.
                                                              Borresen's present principal occupation is the
                                                              managing director of Ring Eindomsmegling, a
                                                              real estate broking company and his principal
                                                              business address is Christian Frederiks plass
                                                              4, 0154 Oslo, Norway.

Herman Billung              Chief Executive Officer of        Mr. Billung is a citizen of Norway. Golden
                            Golden Ocean Management AS        Ocean Management AS is a wholly owned
                                                              subsidiary of Golden Ocean, and its principal
                                                              business is the commercial management of Golden
                                                              Ocean's shipowning subsidiaries, including
                                                              chartering and insurance. Golden Ocean's
                                                              principal addresses are Bryggegata 3,
                                                              P.O.Box 2005-Vika 0125 Oslo, Norway.

Geir Karlsen                Chief Financial Officer of        Mr. Karlsen is a citizen of Norway.  Golden
                            Golden Ocean Management AS        Ocean Management AS is a wholly owned
                                                              subsidiary of Golden Ocean, and its principal
                                                              business is the commercial management of Golden
                                                              Ocean's shipowning subsidiaries, including
                                                              chartering and insurance. Golden Ocean's
                                                              principal addresses are Bryggegata 3,
                                                              P.O.Box 2005-Vika
                                                              0125 Oslo, Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's director is set forth below. Hemen does not have any executive officers.

Dimitris Hannas             Director                         Mr. Hannas is a citizen of  Cyprus. Mr. Hannas'
                                                             principal business address is Deana Beach
                                                             Apartments, Block 1, 4th Floor, Promachon
                                                             Eleftherias Street, Ayios Athanasios, CY - 4103
                                                             Limassol, Cyprus.

Kyriakos Kazamias           Director                         Mr. Kazamias' principal business address is
                                                             Deana Beach Apartments, Block 1, 4th Floor,
                                                             Promachon Eleftherias Street,
                                                             Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                                             Mr. Kazamias is a citizen of Cyprus.

Costas Pallaris             Director                         Mr. Pallaris' principal business address is
                                                             Deana Beach Apartments, Block 1, 4th Floor,
                                                             Promachon Eleftherias Street,
                                                             Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                                             Mr. Pallaris is a citizen of Cyprus.

(iii) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. (d, e) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds for the purchases of 5,275,145 shares (the "Shares") of Common Stock held in the account of Golden Ocean was $48,052,151, representing the working capital of Golden Ocean.

     None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired their Shares of the Issuer for investment.

     The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

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Item 5.  Interest in Securities of the Issuer

     (a), (b) According to the Issuer's Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 18, 2008, there were 100,816,958 shares of issued and outstanding common stock of the Issuer as of the date thereof. Based on such information, the Reporting Person reports beneficial ownership of the following shares of Common Stock:

     Golden Ocean may be deemed to beneficially own 5,275,145 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock of the Issuer. Frontline has the sole power to vote 0 shares of Common Stock and the shared power to vote 5,275,145 shares of Common Stock. Golden Ocean has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 5,275,145 shares of Common Stock.

     Hemen may be deemed to beneficially own 5,275,145 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 5,275,145 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 5,275,145 shares of Common Stock.

     Mr. Fredriksen may be deemed to beneficially own 5,275,145 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 5,275,145 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 5,275,145 shares of Common Stock.

     None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

     (c) Exhibit B annexed hereto lists all transactions not previously reported in the shares of Common Stock during the past sixty days by the Reporting Persons. All of such transactions were effected through authorized brokers by Golden Ocean. None of the other Reporting Persons, and to the best of the Reporting Person's knowledge, none of the other persons named in response to
Item 2, were involved in any transactions in shares of Common Stock during the past sixty days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Persons.

     (e) Not Applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable.

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Item 7.  Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking.

Exhibit B - Transactions in the Common Stock by Golden Ocean Group Limited.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 1, 2008

Golden Ocean Group Limited

By: /s/ Herman Billung
    ------------------------
Name:   Herman Billung
Title:  Acting Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Navios Maritime Holdings Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  December 1, 2008

Golden Ocean Group Limited

By: /s/ Herman Billung
    ------------------------
Name:   Herman Billung
Title:  Acting Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit B

         TRANSACTIONS IN THE COMMON STOCK BY GOLDEN OCEAN GROUP LIMITED

      Date of                    Number of Shares
    Transaction                  Purchased/(Sold)              Price per Share
    -----------                  ---------------               ---------------

November 26, 2008                    1,000                          $1.51



SK 25875 0003 920236